Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
May 24, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)



HSBC USA Inc.
$11,410,000 Performance Barrier Notes due November 30, 2016
Linked to the EURO STOXX 50® Index

The notes are linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The notes allow investors to participate on a leveraged basis in increases (if any) in the level of the Reference Asset from its Initial Level. If the Reference Return of the Reference Asset is greater than zero, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return *times* the Upside Participation Rate. If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, investors will receive at maturity a cash payment of $1,000. If the Reference Return of the Reference Asset is less than the Barrier Level, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return. In such a case, investors will be fully exposed to the decline of the Reference Asset from the Initial Level to the Final Level and may lose up to 100% of the principal amount of their notes. All payments on the notes are subject to issuer credit risk.

Terms and Conditions

Issuer	HSBC USA Inc.
Pricing Date	May 24, 2013
Original Issue Date	May 30, 2013
Final Valuation Date*	November 25, 2016
Maturity Date*	November 30, 2016
Reference Asset	EURO STOXX 50® Index
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Upside Participation Rate	160%
Barrier Level	-25%
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page PS-2
Final Level	See page PS-2
CUSIP	40432XFL0
ISIN	US40432XFL01

* Subject to postponement in the event of a market disruption event, as described below.

Investing in these notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement.

The notes are senior unsecured debt obligations of the issuer, HSBC USA Inc., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of HSBC USA Inc. to satisfy its obligations as they come due and is not guaranteed by any third party. In the event HSBC USA Inc. were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes.

Payoff Diagram



Payoff at Maturity

The graph above compares the return on an investment in the notes to the return on a direct investment in the Reference Asset, excluding dividends. Please see pages PS-7 and PS-8 for illustrative examples of the payment at maturity on the notes.

The Performance Barrier Notes (each a "note" and collectively the "notes") will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or equity index underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

An investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000.00	$27.50	$972.50
Total	$11,410,000.00	$313,775.00	$11,096,225.00

[1] HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 2.75% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Performance Barrier Notes



Linked to the EURO STOXX 50® Index

This pricing supplement relates to an offering of Performance Barrier Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and equity index underlying supplement. If the terms of the notes are inconsistent with those described in the accompanying prospectus supplement, prospectus or equity index underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return is less than -25%, lose some or all of your principal.**

This pricing supplement relates to a single offering of notes, linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of the notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The EURO STOXX 50® Index (Ticker: SX5E)
Trade Date:	May 24, 2013
Pricing Date:	May 24, 2013
Original Issue Date:	May 30, 2013
Final Valuation Date:	November 25, 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying equity index underlying supplement.
Maturity Date:	November 30, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement.
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Upside Participation Rate:	160%
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to:
	$1,000 + ($1,000 × Reference Return × Upside Participation Rate).
	If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount of notes (zero return).
	If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:
	$1,000 + ($1,000 × Reference Return).
	Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return is less than 0%. **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Barrier Level:	-25%
Initial Level:	2,764.29, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	40432XFL0/US40432XFL01
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single offering of notes, linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of notes relates to the Reference Asset identified, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or equity index underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and equity index underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and equity index underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and equity index underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▶ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount of notes (zero return).

If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return is less than 0%. **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

Interest

The notes will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the notes.

▸ You are willing to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%.

▸ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-1 of the Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and equity index underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and equity index underlying supplement including the explanation of risks relating to the notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸ "—Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be fully exposed to the decline in the Final Level from the Initial Level if the Reference Return is less than the Barrier Level of -25%. Accordingly, if the Reference Return is less than -25%, your Payment at Maturity will be less than the Principal Amount of your notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The amount payable on the notes is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes and their return.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Non-U.S. securities markets risks.

The level of the Reference Asset depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the notes.

The payments on the notes will not be adjusted for changes in exchange rates relative to the U.S. Dollar even though the index constituent stocks are traded in euros and the notes are denominated in U.S. Dollars.

Although the equity securities included in the Reference Asset are traded in euros, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Reference Asset, and therefore the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples are based on the following terms:

▸ Principal Amount:	$1,000
▸ Initial Level:	2,764.29
▸ Participation Rate:	160%
▸ Barrier Level:	-25%

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
5,528.58	100.00%	$2,600.00	160.00%
4,975.72	80.00%	$2,280.00	128.00%
4,422.86	60.00%	$1,960.00	96.00%
3,870.01	40.00%	$1,640.00	64.00%
3,593.58	30.00%	$1,480.00	48.00%
3,317.15	20.00%	$1,320.00	32.00%
3,178.93	15.00%	$1,240.00	24.00%
3,040.72	10.00%	$1,160.00	16.00%
2,902.50	5.00%	$1,080.00	8.00%
2,819.58	2.00%	$1,032.00	3.20%
2,791.93	1.00%	$1,016.00	1.60%
2,764.29	**0.00%**	**$1,000.00**	**0.00%**
2,764.29	-1.00%	$1,000.00	0.00%
2,709.00	-2.00%	$1,000.00	0.00%
2,626.08	-5.00%	$1,000.00	0.00%
2,487.86	-10.00%	$1,000.00	0.00%
2,211.43	-20.00%	$1,000.00	0.00%
2,073.22	**-25.00%**	**$1,000.00**	**0.00%**
1,658.57	-40.00%	$600.00	-40.00%
1,105.72	-60.00%	$400.00	-60.00%
552.86	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The level of the Reference Asset increases from the Initial Level of 2,764.29 to a Final Level of 3,040.72.

Reference Return:	10.00%
Final Settlement Value:	**$1,160.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,160.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 160%)

= $1,160.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 125% when the Reference Return is positive.

Example 2: The level of the Reference Asset decreases from the Initial Level of 2,764.29 to a Final Level of 2,626.08.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Barrier Level of -25%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes (a zero return).

Example 2 shows that you will receive the return of your principal investment where the level of the Reference Asset declines by no more than 25% over the term of the notes.

Example 3: The level of the Reference Asset decreases from the Initial Level of 2,764.29 to a Final Level of 1,658.57.

Reference Return:	-40.00%
Final Settlement Value:	**$600.00**

Because the Reference Return is less than the Barrier Level of -25%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -40.00%)

= $600.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Level of -25%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE EURO STOXX 50® INDEX

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from May 24, 2008 through May 24, 2013. The closing level for the SX5E on May 24, 2013 was 2,764.29. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 2.75% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

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HSBC USA Inc.

$11,410,000 Performance Barrier Notes Linked to the EURO STOXX 50® Index

May 24, 2013

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